Exhibit 1.01 – Conflict Minerals Report

Northrop Grumman Corporation
Conflict Minerals Report
For the Year Ended December 31, 2014

Section 1: Introduction
This Conflict Minerals Report ("Report") of Northrop Grumman Corporation (herein referred to as "Northrop Grumman," the "company," "we," "us," or "our") has been prepared pursuant to Rule 13p-1 (the "Rule") and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.
Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products using the minerals specified in the Rule (gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten, which we collectively refer to as "3TG minerals") and where those minerals are necessary to the functionality or production of such products. "Conflict Minerals" for purposes of the Rule and this Report include the 3TG minerals and any other minerals determined by the United States (U.S.) Secretary of State to be financing conflict in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the "Covered Countries").
We have issued a Conflict Minerals statement. This statement sets forth our commitment to the responsible sourcing of minerals through our global supply chain and can be found on our website at www.northropgrumman.com. References to our website in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, our website.
Company Overview
Northrop Grumman is a leading global security company. We offer a broad portfolio of capabilities and technologies that enable us to deliver innovative products, systems and solutions for applications that range from undersea to outer space and into cyberspace. We provide products, systems and solutions in unmanned systems; cyber; command, control, communications and computers (C4), intelligence, surveillance and reconnaissance (C4ISR); strike aircraft; and logistics and modernization to government and commercial customers worldwide through our four segments: Aerospace Systems, Electronic Systems, Information Systems and Technical Services. We participate in many high-priority defense and government services programs in the United States (U.S.) and abroad. We conduct most of our business with the U.S. Government, principally the Department of Defense (DoD) and intelligence community. We also conduct business with foreign, state and local governments and domestic and international commercial customers.

Supply Chain and Reasonable Country of Origin Inquiry ("RCOI")
We determined that during 2014 we manufactured and/or contracted to manufacture products containing 3TG minerals necessary to the functionality or production of such products. Our global supply chain is complex and includes many third parties in the supply chain between us and the original source of 3TG minerals in our products.
We conducted an RCOI to seek to determine whether the 3TG minerals in our products originated from the Covered Countries. Our RCOI principally consisted of attempting (i) to identify products we believed contained or were likely to contain 3TG minerals, (ii) to determine the source of 3TG minerals directly procured by the company, and (iii) to survey direct suppliers and/or subcontractors (collectively "suppliers") who provide components and parts for those of our products with potential 3TG content. We rely on our direct suppliers to provide information regarding the presence of 3TG in components and materials that they supply to us and the origin of that 3TG -- including sources of 3TG that lower tier suppliers supply to them.
The following is a summary of our major product categories, which we believe are likely to contain 3TG content:

Air and missile defense systems	Cybersecurity systems	Satellite and space systems

Airborne C4ISR systems	Early warning systems	Signals intelligence systems

Airborne fire control radars	Electronic warfare systems	Situational awareness systems

Airspace management systems	Manned aircraft	Training and simulation systems

Command and control systems	Naval surface and undersea systems	Unmanned systems

Communications and intelligence systems	Modernization and sustainment systems

Section 2: Due Diligence Process
We exercised due diligence to determine the source and chain of custody of 3TG minerals in our products and designed our due diligence process to conform to the Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) ("OECD Framework").

Section 3: Due Diligence Measures Undertaken
We undertook the following due diligence measures during the 2014 reporting period:

Establish Company Management Systems

•	Continued to utilize company management systems and documented internal processes to support our efforts to comply with the Rule.

•	Participated as a member of Conflict Minerals working groups led by the National Association of Manufacturers and the Aerospace Industries Association.

Identify and Assess Risks in the Supply Chain

•	Communicated to our suppliers, via our online supplier portal, our compliance efforts with the Rule and the need for supplier input and cooperation.

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Conducted a survey of direct suppliers of the company who provide components and parts for those of our products with potential 3TG content utilizing the Conflict Free Sourcing Initiative's (CFSI) Conflict Minerals Reporting Template (CMRT).

•	Provided access to training materials for suppliers who received the CMRT template.

•	Reviewed supplier survey responses and identified for follow-up those responses that were incomplete or inconsistent.

•	Compared smelters identified by our suppliers to the list of conflict free smelters produced by the CFSI.

Design and Implement a Strategy to Respond to Identified Risks

•	Continued to leverage a management reporting dashboard to summarize and evaluate the results of our supplier surveys, and periodically shared the dashboard with senior leadership.

•	Followed-up on incomplete and inconsistent supplier survey responses.

•	Sent up to six additional follow-up letters and contacted via other means (telephone, electronic mail), as appropriate, those suppliers who did not respond to our survey requests.

Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices
We do not, to our knowledge, directly purchase 3TG minerals from any of the Covered Countries. We are a downstream consumer of 3TG minerals and are many levels removed from the smelters and refiners who provide minerals and ores to our suppliers. Therefore, we did not perform or direct audits to be performed of smelters and refiners in our supply chain.

Report Annually on Supply Chain Due Diligence
This Report and the associated Form SD are available on our website at: www.northropgrumman.com.

Section 4: Independent Audit
An independent private sector audit was not required for the 2014 reporting period.

Section 5: Determination
We requested data at the supplier company level or a division/segment level, and followed up with suppliers for product detail when they indicated that may be sourcing 3TG from the covered countries. Currently our suppliers are unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was actually contained in components or parts that the suppliers supplied to us, or determine if any of these smelters or refiners were actually in our supply chain.
For the 2014 reporting period, we believe we surveyed suppliers representing approximately 95% of our 2014 expenditures for parts or components that we believe could contain 3TG minerals. Based on our 2014 RCOI process and after exercising due diligence measures, including evaluating survey responses received from our suppliers, we are not able to determine the countries of origin or facilities used to produce the 3TG minerals in our products.
Section 6: Continuous Improvement Efforts to Mitigate Risk
We currently intend to take the following steps to support our due diligence process for the 2015 reporting period:

•	Streamline and improve our conflict minerals product applicability analysis.

•	Leverage new data management automation to make the supplier survey process more efficient.

•	Expand our risk management and mitigation efforts by leveraging new data analysis capabilities.

•	Join the Conflict Free Sourcing Initiative.

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